THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED

NOTES AND DEBENTURES,
PREFERRED SHARES CLASSIFIED AS EQUITY,

AND LIABILITIES FOR

PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS

AND CAPITAL

TRUST SECURITIES

FOR THE TWELVE

MONTHS ENDED JULY

31, 2025
TD Bank Group (“TD” or the “Bank”) dividend

requirements on all its outstanding preferred

shares and other equity instruments in respect

of the twelve months
ended July 31, 2025 and adjusted to a before-tax

equivalent using an effective tax rate of approximately

16.1% for the twelve months ended July

31, 2025,
amounted to $675 million. The Bank’s interest and

dividend requirements on all subordinated notes

and debentures, preferred shares and liabilities

for preferred
shares and other equity instruments and

capital trust securities, after adjustment

for new issues and retirement, amounted

to $1,211 million for the twelve months
ended July 31, 2025.

The Bank’s reported net income, before interest

on subordinated debt and liabilities

for preferred shares and capital trust securities

and
income taxes was $24,061 million for the

twelve months ended July 31, 2025,

which was 19.9 times the Bank’s aggregate dividend

and interest requirement for
this period.

On an adjusted basis, the Bank’s net income before

interest on subordinated debt and liabilities

for preferred shares and other equity instruments

and capital
trust securities and income taxes for the twelve

months ended July 31,

2025,

was $17,978 million, which was 14.8 times

the Bank’s aggregate dividend and
interest requirement for this period.

The Bank prepares its interim consolidated

financial statements in accordance with International

Financial Reporting Standards (IFRS),

the current generally
accepted accounting principles (GAAP),

and refers to results prepared in accordance

with IFRS as “reported”

results. The Bank also utilizes non-GAAP

financial
measures such as “adjusted”

results (i.e. reports results excluding

“items of note”) and non-GAAP ratios to

assess each of its businesses and measure

overall
Bank performance. The Bank believes that non-GAAP

financial measures and non-GAAP ratios

provide the reader with a better understanding

of how
management views the Bank’s performance.

Non-GAAP financial measures and ratios used

in this presentation are not defined under

IFRS, and, therefore, may
not be comparable to similar terms used by

other issuers. See “How We Performed”

and “Quarterly Results” sections of the

Bank’s third quarter 2025 MD&A
(available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation,

reported basis results, a list of the items

of
note, and a reconciliation of adjusted to reported

results.